As filed with the Securities and Exchange Commission on May 28, 1999.
                                                      Registration No. 333-77527
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                   Number Nine Visual Technology Corporation
            (Exact name of registrant as specified in its charter)

             Delaware                                    04-2821358
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
 incorporation or organization)

                              18 Hartwell Avenue
                             Lexington, MA  02421
                                (781) 674-0009
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 Timothy Burns
                            Chief Financial Officer
                   Number Nine Visual Technology Corporation
                               18 Hartwell Avenue
                              Lexington, MA  02421
                                 (781) 674-0009
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                With a copy to:
                           Neil H. Aronson, Esquire
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                             One Financial Center
                          Boston, Massachusetts 02111
                                (617) 542-6000

  Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.                                                                         [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest
reinvestment, check the following box.                                       [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                      [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [_]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                                                         Proposed Maximum
Title of Each Class of               Amount to be             Proposed Maximum          Aggregate Offering          Amount of
 Securities to be Registered         Registered(1)         Offering Price per Share           Price(2)           Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value            4,258,137                 $2.4844                    $10,578,915              $2,940.94
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes (i) 500,000 shares of common stock to be issued upon the conversion of a portion of the Company's series A convertible preferred stock, par value $.01 per share (the "Series A Preferred Stock"), (ii) 3,022,137 shares of common stock which represents 200% of the common stock that may be issued upon conversion of the Company's series B convertible preferred stock, par value $.01 per share (the "Series B Preferred Stock"), as of April 29, 1999 (including 177,591 shares of common stock issuable as payment for dividends that will accrue for a period of three (3) years following the date of issuance of the Series B Preferred Stock, assuming all dividends are paid in shares of common stock), (iii) 736,000 shares of common stock to be issued upon exercise of four Common Stock Purchase Warrants issued by the Company, and (iv) an indeterminate number of additional shares of common stock as may from time to time become issuable upon conversion of the Series A Preferred Stock and Series B Preferred Stock and upon exercise of the four warrants, by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416, but does not cover an indeterminate number of shares of common stock based on the conversion formulae of the Series A Preferred Stock and Series B Preferred Stock.

(2) The price of $ 2.4844 per share, which was the average of the high and low prices of the common stock reported by the Nasdaq Stock Market on April 28, 1999, is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  PROSPECTUS

               Subject to Completion, dated May 28, 1999

                   NUMBER NINE VISUAL TECHNOLOGY CORPORATION

                       4,258,137 Shares of Common Stock


  . We have registered a total of up                       This Investment
  to 4,258,137 shares of our common                           Involves
  stock for sale by KA Investments                      A High Degree of Risk.
  LDC, Silicon Graphics, Inc.,                           You Should Purchase
  Brighton Capital, Ltd., FSC Corp. and                     Shares Only If
  S3 Incorporated.                                          You Can Afford
                                                           A Complete Loss.
  . We will not receive any of the
  proceeds from the selling                                See "Risk Factors"
  stockholder's sales of their                            Beginning on Page 3.
  common stock.


 Our common stock trades on the Nasdaq National Market under the symbol "NINE."


      On May 27, 1999, the closing sale price of one share of our common stock as quoted on the Nasdaq National Market was $2.50.


  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             __________ ____, 1999

                              PROSPECTUS SUMMARY

       You must consult the more detailed financial statements, and notes to financial statements, incorporated by reference in this prospectus. This prospectus contains forward-looking statements and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors as outlined in this prospectus. Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

       Number Nine is a leading innovator and a supplier of high-performance visual technology solutions, including:

       .  video/graphics accelerator subsystems,
       .  chips,
       .  productivity-enhancing software, and
       .  flat-panel monitor bundled solutions.

       Our products enable desktop personal computers or PCs to generate and display the increasingly sophisticated visual content of today's computing environment with greater speed, photorealistic color, high resolution and full-motion video. We also provide high-performance visual technology subsystems that render and control the graphics and video images transmitted to desktop PC monitors. Our products enable a PC to operate with more color, higher resolution, faster screen refresh rates and other features. Our primary products are video/graphics accelerator subsystems incorporating our productivity-enhancing software.

       A video/graphics accelerator subsystem consists primarily of an accelerator chip, memory chips, a digital-to-analog converter or DAC, and software drivers and utilities. The accelerator chip is the graphics "engine" that enhances speed, image clarity and color by performing functions that would otherwise be executed by the Central Processing Unit or CPU. Memory chips are used to temporarily store graphics information for display and are available in configurations such as SDRAM, SGRAM and higher-performance VRAM and WRAM. The DAC converts data from the digital format in which it is typically stored in the graphics memory to the analog format required in order for the display monitor to function. Software drivers enable the accelerator chip to interface with the CPU and optimize the overall performance of the subsystem. Software utilities increase the number and variety of display features of a PC and are increasingly being added to accelerator subsystems as end-users seek greater functionality and access to advanced features.

       Number Nine Visual Technology Corporation was incorporated in Connecticut in May 1982, reincorporated as a Massachusetts corporation in January 1987 and reincorporated as a Delaware corporation in December 1994. Our executive offices are located at 18 Hartwell Avenue, Lexington, Massachusetts 02421 and our telephone number is (781) 674-0009.

                                 RISK FACTORS

       Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to other information in this prospectus.

       Competing Technologies May Render Some or All of Our Products or Future Products Noncompetitive or Obsolete. The PC industry in general, and the market for our products in particular, are characterized by:

       .  rapid technological advances,
       .  frequent new product introductions,
       .  short product life cycles,
       .  product obsolescence,
       . changes in customer requirements or preferences for competing products,
       .  evolving industry standards,
       .  significant competition, and
       .  rapidly changing pricing.

       In this regard, the life cycle of products in our markets is often as short as nine to twelve months. Therefore, our future prospects depend, in part, upon our ability to:

       . continually update our existing products in a timely manner, and . continue to identify, develop and achieve market acceptance of products that incorporate new technologies and standards and meet evolving customer needs.

       We cannot assure you that we will be successful in managing product transitions, including controlling inventory of older generation products when introducing new products. We have experienced and could, in the future, experience reductions in sales of older generation products as customers delay purchases in anticipation of new product introductions. We establish reserves for anticipated product returns, based upon historical return rates of product returns and other factors. However, we cannot assure you that reductions in sales and returns of older generation products by distributors, primarily attributable to customer stock rotation, will not give rise to charges for obsolete or excess inventory or substantial price protection charges.

       Dramatic Reductions in Sales to Significant Customers May Adversely Affect Our Sales. The volume and timing of orders received during a particular quarter are very difficult to forecast. Our customers can change delivery schedules or cancel orders with limited or no penalties. For example, in September 1996 Dell decided to stop buying our merchant graphics solution starting in the fourth quarter of 1996. In addition, during the third quarter of 1997, Dell reduced its purchases of our proprietary Imagine 128 Series 2 4MB VRAM product. As a result, our net sales to Dell decreased dramatically from $62.7 million during 1996 to $4.9 million during 1997. Future sales to significant customers are uncertain and depend upon the performance and pricing of our new products and their acceptance by these customers.

       Customers generally order on an as-needed basis, and as a result, we have historically operated without significant backlog. Moreover, as is often the case in the PC industry, a disproportionate percentage of our net sales in any quarter may be generated in the final month or weeks of a quarter. Consequently, a shortfall in sales in any quarter as compared to management expectations may not be identifiable until the end of the quarter. Because significant portions of operating expense levels are relatively fixed, the timing of expense levels is based in large part on our expectations of future sales. If sales do not meet our expectations, we may be unable to quickly adjust spending, which could have a material adverse effect on our business.

       Our Success Depends Heavily Upon Sales to a Limited Group of OEMs. We try to provide a broad line of high-performance hardware and software video/graphics solutions, targeting both OEMs and two-tier and retail distribution customers. The PC industry has a limited number of major OEMs
                                          ---
  driving the majority of PC sales. While we are pursuing a significant portion of our business derived from the limited number of major OEMs, we cannot assure you that we will be successful in establishing profitable relationships with major OEMs. In addition, major OEMs exercise significant price pressure on their suppliers, generating lower gross margins than those of retail and
                                                          --------
  distribution customers. Our failure to establish profitable relationships with major OEM customers, or to maintain and increase the volume and profitability of the products manufactured for such customers would have a material adverse effect on our business.

       The Highly Competitive Market for Our Products May Adversely Affect Our Business Results. Our current and prospective competitors include many companies that have substantially greater name recognition and financial, technical, manufacturing and marketing resources than we have. We cannot assure you that we will be able to compete successfully against current and future competitors.

       The market for our products is highly competitive. Our ability to compete successfully depends upon a number of factors both within and beyond our control, including:

       .  Product performance,
       .  Product features,
       .  Product availability,
       .  Price,
       .  Quality,
       . Timing of our new product introductions compared with the timing of our competitors' product introductions,
       . Emergence of new video/graphics and PC standards, . Customer support, and
       .  Industry and general economic trends.

       We compete by offering products emphasizing high performance and quality. We strive to improve our current products and to introduce new products in order to provide a broad product line where demand justifies it. Our current principal competitors include ATI Technologies, Inc., Diamond Multimedia Systems, Inc., and Matrox Electronic Systems, Inc. Each of these named competitors markets graphics accelerator products that are marketed in competition with our 64-bit and 128-bit graphics accelerator products. Our principal competitors on chip technology include Intel Corporation, 3DFX Interactive, Inc., 3DLabs Inc., Ltd., Nvidia Corporation, ATI Technologies, Inc. and Matrox Electronic Systems, Inc.

       Numerous competitors, particularly in higher-volume, lower-priced product categories, have lowered their prices, which may result in reduced sales and/or lower margins for our products. In addition, many companies compete on the basis of their integrated circuit design capabilities by:

       . supplying accelerator chips on a merchant basis, . producing board-level products, and
       . integrating the accelerator chip that will be placed directly on the CPU motherboard.

       We expect this trend to continue for low-end video/graphic accelerator subsystems; however, we believe the market for video/graphic accelerator subsystems in mid-range to high-end PCs will continue to exist.

       Several of our board-level competitors, as well as various independent software developers, offer software products with features comparable to our HawkEye software utilities. Future enhancements to such competing software products that we do not match, or the inclusion of comparable features in future versions of the Windows operating system, reduce the demand for our HawkEye utilities software. In addition, we may eventually experience indirect competition from suppliers of memory components, CPU manufacturers and others to the extent they integrate advanced graphics processing capabilities into future generations of products.

       We May Not Be Profitable or Generate Cash from Operations in the Future. We have incurred significant losses in the last several years. We intend to continue to expend significant financial and management resources on the development of additional products, sales and marketing, improved technology and expanded operations. Although we believe that operating losses and negative cash flows may diminish in the near future, we may not be profitable or generate cash from operations in the foreseeable future.

       If We Do Not Secure Additional Financing, We May Be Unable to Develop or Enhance Our Services, Take Advantage of Future Opportunities or Respond to Competitive Pressures. We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations. Additional financing may not be available when needed on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could materially adversely affect our business. Our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our customer base, the growth of sales and marketing and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated.

       We Depend Upon a Limited Group of Suppliers for Key Components. We depend on sole or limited source suppliers for certain key components and have experienced:

       .  limited availability,
       .  delays in shipments, and
       . unanticipated cost fluctuations related to the supply of components, particularly memory chips.

       We actively work with memory component suppliers to secure pricing and volume commitments for future production. Additionally, our suppliers could make key components, such as memory graphics accelerator chips, less available to the extent that they reduce our lines of credit and payment terms. In such an event, we could have difficulty securing sufficient supply to meet customer requirements. We cannot assure you that we will secure commitments in sufficient amounts to meet our needs or at prices that will enable us to attain profitability.

       The Loss of Key Members of Our Management Staff Could Delay and May Prevent the Achievement of Our Business Objectives. Our future success will depend, to a significant extent, upon the efforts and abilities of our senior management and professional, technical, sales and marketing personnel. The competition for such personnel is intense. The loss and failure to promptly replace any one of these key members could significantly delay and may prevent the achievement of our business objectives. Accordingly, our failure to hire, retain or adequately replace key personnel could have a material adverse effect on our business.

       The Value of Our Stock Has in the Past and May in the Future Change Suddenly and Significantly. The trading price of our common stock has been subject to significant fluctuations to date, and could be subject to wide fluctuations in the future, in response to many factors, including the following:

       . Quarter-to-quarter variations in our operating results, . Announcements of technological innovations,
       . New products or significant OEM system design wins by us or our competitors,
       . General conditions in the markets for our products or the computer industry,
       . The price and availability of purchased components, . General financial market conditions,
       . Changes in earnings estimates by analysts, or . Other events or factors.

       In this regard, we do not endorse or accept responsibility for the estimates or recommendations issued by stock research analysts from time to time. The volatility of public stock markets, and technology stocks specifically, have frequently been unrelated to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of our common stock.

       Costs of Defending Shareholder Litigation and the Possible Liability Relating to Such Litigation Could Divert Funds and Management Efforts Away from the Manufacturing, Marketing and Sales of Our Products. We have been served notice of three lawsuits seeking class action status on or about June 11, 1996, July 16, 1996 and October 16, 1996, respectively, filed in the United States District Court for the District of Massachusetts naming as defendants our company, the members of the Board of Directors during the period in question, our former Chief Financial Officer and Treasurer, and the selling shareholders and managing underwriters of our 1995 initial public offering. The alleged class of plaintiffs consists of all persons who purchased shares of our common stock on the open market between and including May 26, 1995 through January 31, 1996. The plaintiffs, who seek unspecified damages, interest, costs and fees, allege, among other things, that our Registration Statement and Prospectus in our initial public offering and other public statements and reports filed with the Securities and Exchange Commission during the class period in question contained false and materially misleading statements. The defendants deny liability, believe they have meritorious defenses and intend to vigorously defend against these and any similar lawsuits that may be filed, although the ultimate outcome of these matters cannot yet be determined. By order of the District Court, these actions have been consolidated into a single action. If the lawsuit is not resolved satisfactorily for us, there could be a material adverse effect on our business.

       We May Have to Indemnify or Pay Damages to Some of Our OEM Customers for Possible Intellectual Property Infringement Claims Filed or Threatened to Be Filed. It is common in the PC industry for companies to assert intellectual property infringement claims against other companies. As a consequence, we indemnify some OEM customers in certain respects against intellectual property claims relating to our products. If an intellectual property claim were to be brought against us, or any of our OEM customers, and we, or any of our OEM customers, were found to be infringing upon the rights of others, we could be required to:


       .  pay infringement damages,
       .  pay licensing fees,
       . modify our products so that they are not infringing, or . discontinue offering products that were found to be infringing,

       Any of the above-listed actions could have a material adverse effect on our business. Several OEM customers recently sent us notices of potential indemnity claims based upon notices of infringement that they have received from a patent owner. Subsequently, the patent owner filed patent infringement lawsuits in the U.S. and elsewhere against several of such OEM customers and a number of other major PC systems manufacturers. We provide multimedia subsystems to our OEM customers for use in such OEM customers' products that are alleged to infringe on the patent owner's rights. Based upon our preliminary evaluation of the patent, we do not believe the infringement claims are meritorious as to our products sold to our customers. However, under the indemnity agreements or if we are directly sued, we may be required to dedicate significant management time and expense to defending ourselves or assisting our OEM customers in their defense of this or other infringement claims, regardless of merit, which could have a material adverse effect on our business. If an intellectual property claim were to be brought against any of our suppliers and the supplier were found to be infringing upon the rights of others, the supplier could be enjoined from further shipments of our products to us, which could have a material adverse effect on our business.

       If the Series A or Series B Preferred Stock is Converted or If We Issue Additional Shares of Equity Securities, the Value of Those Shares of
  Common Stock Then Outstanding May Be Diluted. To the extent that we raise additional capital by issuing equity securities at a price or a value per share less than the then current price per share of common stock, the value of the shares of common stock then outstanding will be diluted or reduced. At present, we have two arrangements to issue additional equity securities which could result in dilution to the present common stockholders. One arrangement involves the issuance of our series A preferred stock, each share of which was purchased or acquired for $2.75 and all of which are convertible into shares of common stock on a one for one basis. Based on the number of shares of series A preferred stock presently outstanding and an outstanding warrant to purchase additional shares of series A preferred stock, as of April 29, 1999, we would be required to issue up to 3,707,721 shares of common stock at a price per share that is only approximately $.25 more than the last sale price of the common stock of $2.50 on April 29, 1999. If the sale price of the common stock increases, we may be required to issue shares of common stock at a price per share that would be less than the then current price per share.

       We also have an arrangement which involves the issuance of our series B preferred stock (and payment of dividends thereunder in shares of common stock), which is convertible from and after July 28, 1999 into shares of common stock at a price per share equal to the lesser of:


       .  $4.2703, or

       . 88% of the average of the 10 lowest closing prices during the 30 trading days immediately prior to the date of conversion.

       Based on the number of shares of series B preferred stock presently outstanding and the applicable conversion price as of April 29, 1999, we would be required to issue up to 1,422,273 shares of common stock at a price per share that is approximately $.39 less than the last sale price of the common stock of $2.50 on April 29, 1999. In anticipation of price fluctuations that may reduce the conversion price, we have registered for resale up to 3,022,137 shares of common stock which would become issuable upon conversion of the series B preferred stock if the conversion price fell as low as approximately $1.05 per share. If the conversion price fell even further, then more than 3,022,137 shares of common stock would be issuable upon conversion of the series B preferred stock.


       If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of our common stockholders.

       If Our Common Stock is Delisted From The Nasdaq Stock Market, It
  Would Be More Difficult for Stockholders to Sell Shares of Our Common Stock. In order for our common stock to continue to be listed on The Nasdaq Stock Market, we must comply with all of Nasdaq's continued listing requirements.
  If Nasdaq determines that we have violated any of its continued listing requirements, our common stock could be delisted. On May 20, 1999 Nasdaq notified us that we are scheduled to be delisted from The Nasdaq Stock Market effective upon the close of business on May 28, 1999. We are currently appealing this decision to delist us and expect a hearing regarding our appeal sometime after July 1, 1999. Our appeal will prevent the delisting action until Nasdaq renders a final decision following the hearing.

       Even if our common stock is not delisted form the Nasdaq Stock Market, the issuance and conversion of our series A and series B preferred stock could cause Nasdaq to determine that we have violated up to three of its continued listing requirements. The first of the three applicable Nasdaq rules requires that our common stock have a minimum bid price per share of $1.00. Our bid price is currently approximately $2.44 per share. If the series A and series B preferred stock is converted at its current discount price and the common stock issued upon conversion is subsequently sold in the public market, the bid price of our common stock may be reduced to less than $1.00 per share, in which case Nasdaq may determine that a violation exists and our common stock may be delisted. The second applicable Nasdaq rule requires us to comply with the more onerous requirements for initial listing if Nasdaq determines that we have undergone a change in control or a change in financial structure. Depending on the number of shares of common stock issued upon conversion of the series A and series B preferred stock, Nasdaq may deem the issuance of such preferred stock to be a change in control or a change in financial structure and a violation that could result in delisting. The third applicable Nasdaq rule permits Nasdaq to delist a security if it deems it necessary to protect investors and the public interest. Therefore, if Nasdaq determines that the returns on the series A and series B preferred stock are excessive compared with the returns received by our common stockholders, and such excess returns are egregious, Nasdaq could delist our common stock.

       Our Computer System or our Suppliers' Computer System Could Fail When the Year Changes to 2000. We use a number of computer software programs and operating systems in our internal operations, including applications used in financial business systems and various administration functions. We also include software programs in our products. The Year 2000 issue refers to potential problems with computer systems or any equipment with computer chips or software that use dates where the date has been stored as just two digits to represent the year, such as 98 for 1998. On January 1, 2000, any clock or date recording mechanism which incorporates date sensitive software, using only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations, causing disruption of operations, or, among other things, a temporary inability to process transactions, send invoices, or engage in normal operating business activities.

       We have conducted an assessment of our Year 2000 readiness to determine the extent of any potential problems. Our assessment revealed that all our products are not keyed to a two digit date storage system. That is, our drivers and BIOS do not reference or update the time or date, nor are they affected by the system clock. Based upon our assessment, we consider all our products to be Year 2000 compliant. Our assessment also revealed that our principal information systems correctly define the Year 2000 and do not require any modification. As a result, we do not expect to incur any material costs associated with Year 2000 issues. However, we cannot assure you that, to date, we have identified all material Year 2000 issues associated with our products.

       We have conducted an assessment of our Year 2000 readiness of the applications used in financial business systems and various administrative functions to determine the extent of any potential problems. We obtained Year 2000 compliance statements from the manufacturers of our core internal information systems. While these applications have been tested by their manufacturers, we will continue to test our mission critical applications for Year 2000 compliance. As a result, we do not expect to incur any material costs associated with Year 2000 issues. However, we cannot assure you that, to date, we have identified all material Year 2000 issues associated with internal information systems which could have a material adverse effect on our business.

       We are in the process of contacting our customers, suppliers, financial institutions, creditors, service providers and governmental agencies, with whom we have a material relationship, in an effort to verify the Year 2000 readiness of these third parties that are in a position to impact us materially. We have limited or no control over the actions of these third parties. Thus, while we expect that we will be able to resolve any significant Year 2000 problems, we cannot assure you that all material Year 2000 issues associated with third parties will be identified and corrected on a timely basis, or that corrections made by third parties will be compatible with our information systems. The failure of our systems and applications or those operated by third parties to properly operate or manage dates beyond 1999 could have a material adverse effect on our business.

       At this point, we do not believe we will be adversely affected, in a material manner, by the Year 2000 issue. We are actively developing a contingency plan to address any Year 2000 issues that may arise. We intend to design and implement such a contingency plan prior to the end of the second quarter of 1999, which will be based in part upon the balance of the responses we expect to receive from third parties. We will attempt to identify and resolve all Year 2000 problems that could materially affect our business operations. However, management believes that it is not possible to determine with complete certainty, that all Year 2000 problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among such devices are simply too numerous. In addition, we cannot accurately predict how many Year 2000 problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable and unforeseen failures. As a result, we are uncertain whether we or our clients might experience:

       . a significant number of operational inconveniences and inefficiencies that may divert our time and attention, and financial and human resources, from our ordinary business activities, and/or

       . a lesser number of serious system failures that may require significant efforts by us or our clients to prevent or alleviate material business disruptions.

       Based on the foregoing, we do not believe that the Year 2000 problem will have a material adverse effect on our business. Our ability to achieve Year 2000 compliance and the level of incremental costs associated therewith could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' abilities to modify proprietary software and unanticipated problems identified in the ongoing compliance review. Currently, we estimate that we have spent approximately $500,000 on Year 2000 compliance. We estimate that our expense during 1999 will approximate an additional $200,000.


                        WHERE TO FIND MORE INFORMATION

       We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

       This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

       . inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room, or

       . obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

       The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of their shares of common stock. The documents we are incorporating by reference are:

       . Annual Report on Form 10-K for the year ended January 2, 1999, filed on April 2, 1999;

       . Amendment to the Annual Report on Form 10-K/A for the year ended January 2, 1999, filed on April 30, 1999;

       .  Current Report on Form 8-K, filed on April 12, 1999;

       . Quarterly Report on Form 10-Q for the quarter ended April 3, 1999, filed on May 18, 1999; and

       . The description of the common stock contained in our Registration Statement on Form S-1 filed with the SEC on April 7, 1995, including any amendments or reports filed for the purpose of updating such description.

       You may request a copy of these filings at no cost by writing or telephoning our chief financial officer at the following address and number:

            Number Nine Visual Technology Corporation
            18 Hartwell Avenue
            Lexington, MA  02421
            (781) 674-0009

       This prospectus is part of a Registration Statement we filed with the SEC. You should rely on the information incorporated by reference provided in this prospectus and the Registration Statement.


                           FORWARD LOOKING STATEMENTS

       We also caution you that this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
  Section 21E of the Securities Exchange Act of 1934. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations and embody statements in which we use words such as "expect," "anticipate, " "intend," "plan," "believe," "estimate," or similar expressions.

       Forward-looking statements necessarily involve risks and uncertainties, including those set forth in the Risk Factors section and elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. The factors set forth in the Risk Factors sections and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

       All net proceeds from the sale of our common stock will go to the selling stockholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the selling stockholders' sale of their common stock.


                                DIVIDEND POLICY

       We have not declared or paid dividends on our common stock in the past and do not intend to declare or pay such dividends in the foreseeable future. Our current long-term debt agreement prohibits the payment of cash dividends without obtaining advance written approval from the lender.

                              SELLING STOCKHOLDERS

       The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column of the table lists, as of May 26, 1999, the number of each selling stockholder's shares of common stock (based on its ownership of common stock, series A preferred stock, series B preferred stock and/or warrants) which is owned by each selling stockholder or would be issuable to the selling stockholder on May 27, 1999 upon conversion or exercise of all of such securities then held by such selling stockholder and then eligible to be converted. The third column of the table lists each selling stockholder's portion of the 4,258,137 shares of common stock being registered hereby. The total of 4,258,137 shares of common stock shown in the third column of the table includes 200% of the shares that would have been issuable to KA Investments LDC upon eventual conversion of all of its series B preferred stock. The fourth column assumes the sale of all of the shares offered by each selling stockholder.

       Since the number of shares of common stock issuable upon eventual conversion of the series B preferred stock and in payment of dividends accruing thereon depends in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will then be issuable in respect of such conversions or dividend payments, and consequently the number of shares of common stock that will then be beneficially owned by KA Investments LDC, will fluctuate daily. Each share of series A preferred stock is convertible into one share of common stock.

       Pursuant to the certificate of designation for the series B preferred stock, KA Investments LDC cannot convert series B preferred stock or receive shares of common stock in payment of dividends thereon to the extent such conversion or receipt of dividend payments would cause KA Investments LDC's beneficial ownership of the common stock (other than shares deemed beneficially owned through ownership of unconverted shares of the series B preferred stock) to exceed 4.999% of the then issued and outstanding shares of common stock. The certificate of designation for the series B preferred stock further provides that KA Investments LDC cannot convert any series B preferred stock or receive any shares of common stock in payment of dividends thereon on or before July 27, 1999. Thereafter, KA Investments LDC may convert up to 25% of the series B preferred stock on or after July 28, 1999, up to 50% of the series B preferred stock, on a cumulative basis, on or after August 28, 1999, up to 75% of the series B preferred stock, on a cumulative basis, on or after September 28, 1999, and up to all of the series B preferred stock, on a cumulative basis, on or after October 28, 1999.

       The information provided in the table below has been obtained from the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                 Number of Shares                                                  Shares Beneficially
          Names                    Beneficially                    Maximum Number                  Owned After Offering
       of Selling                 Owned Prior to                  of Shares Being            ---------------------------------
      Stockholders                   Offering                         Offered                   Number            Percent
-------------------------    ------------------------        -------------------------       --------------    ---------------
KA Investments LDC                            195,000(1)                     3,217,137(2)                 0            *

Silicon Graphics, Inc.                      3,456,894(3)                       500,000            2,956,894          23%

Brighton Capital, Ltd.                         30,000(4)                        30,000                    0            *

FSC Corp.                                     211,000(5)                       211,000                    0            *

S3 Incorporated                               300,000(6)                       300,000                    0            *
________________

*    Less than one percent of the outstanding shares of common stock.

(1) Includes 195,000 shares of common stock for KA Investments LDC ("KAI") (based on ownership of a Common Stock Purchase Warrant (the "KAI Warrant")) which would be issuable to KAI on May 26, 1999 upon the exercise of the of the KAI Warrant for the right to purchase up to 195,000 shares of common stock at an exercise price of $3.45 per share. Does not include 1,422,273 shares of common stock (based on its ownership of series B preferred stock) which would otherwise be issuable on May 26, 1999 to KAI upon conversion of all of the series B preferred stock held by KAI at a conversion price of $2.1093 (which represents 88% of the average of the ten lowest per share market values during the period of 30 consecutive trading days prior to and including May 26, 1999), because under the series B preferred stock certificate of designation, KAI cannot convert series B preferred stock or receive shares of common stock in payment of dividends thereon (i) on or before July 26, 1999, or (ii) in excess of the 4.999% of the then issued and outstanding shares of common stock.

(2) 3,022,137 of the 3,217,137 shares of common stock listed represent 200% of the shares which would be issuable to KAI upon eventual conversion of all of the series B preferred stock, including 177,591 shares of common stock issuable as payment for dividends that will accrue for a period of three
     (3) years following the date of issuance of the series B preferred stock, assuming all dividends are paid in shares of common stock. Also includes 195,000 shares of common stock issuable upon exercise of the KAI Warrant. Since the number of shares of common stock issuable upon conversion of the series B preferred stock and in payment of dividends thereon depends in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issuable in respect of such conversions or dividend payments and, consequently, offered for sale under this prospectus, cannot be determined at this time. However, the Company has contractually agreed to include herein 200% of the shares of common stock issuable upon conversion of the series B preferred stock as if all of such shares were convertible as of April 29, 1999.

(3) Includes (i) 662,000 shares of common stock directly owned by Silicon Graphics, Inc. ("SGI") (ii) 2,500,894 shares of common stock for SGI (based on its ownership of series A preferred stock) which would be issuable to SGI on May 26, 1999 upon conversion of the series A preferred stock held by SGI, and (iii) 294,000 shares of common stock for SGI (based on ownership of a Series A Convertible Preferred Stock Purchase Warrant (the "SGI Warrant")) which would be issuable to SGI on May 26, 1999 upon conversion of the series A preferred stock which would be issuable to SGI upon exercise of the SGI Warrant which entitles SGI to purchase up to the number of shares of series A preferred stock that is convertible into 3% of the Company's issued and outstanding common stock calculated on a fully diluted basis, excluding the series A preferred stock, shares of common stock issued upon conversion of the series A preferred stock and any warrants or options that are not "in the money". The exercise price under the SGI Warrant is $2.75 per share of series A preferred stock.

(4) Includes 30,000 shares of common stock for Brighton Capital, Ltd. ("Brighton") (based on ownership of a Common Stock Purchase Warrant (the "Brighton Warrant")) which would be issuable to Brighton on May 26, 1999 upon the exercise of the Brighton Warrant, which entitles Brighton the right to purchase up to 30,000 shares of common stock at an exercise price of $3.45 per share.

(5) Includes 211,000 shares of common stock for FSC Corp. ("FSC") (based on ownership of a Common Stock Purchase Warrant (the "FSC Warrant")) which would be issuable to FSC on May 26, 1999 upon the exercise of the FSC Warrant, which entitles FSC the right to purchase up to 211,000 shares of common stock at an exercise price of $2.86 per share.

(6) Includes 300,000 shares of common stock for S3 Incorporated ("S3") (based on ownership of a Common Stock Purchase Warrant (the "S3 Warrant")) which would be issuable to S3 on May 26, 1999 upon the exercise of the S3 Warrant, which entitles S3 to purchase up to 300,000 shares of common stock at an exercise price of $2.49 per share.

                              PLAN OF DISTRIBUTION

       KA Investments LDC is offering shares of common stock, $.01 par value per share, which are issuable to it upon conversion of the series B convertible preferred stock, $.01 par value per share (and the payment of dividends thereon in shares of common stock), and exercise of a common stock purchase warrant, both of which were acquired from us in a private placement transaction, pursuant to a Convertible Preferred Stock Purchase Agreement, dated as of March 31, 1999. This prospectus covers the resale by KA Investments LDC of up to 3,217,137 shares of common stock issuable upon conversion of the series B preferred stock (and payment of dividends thereon) and exercise of its common stock purchase warrant.

       Silicon Graphics, Inc. is offering shares of common stock, which are issuable to it upon conversion of a portion of the series A convertible preferred stock, $.01 par value per share, it acquired from us upon conversion of a secured subordinated convertible promissory note, pursuant to a Securities Purchase Agreement, dated as of May 7, 1998. This prospectus covers the resale by Silicon Graphics, Inc. of up to 500,000 acquired shares of common stock.

       Brighton Capital Ltd. is offering shares of common stock, which are issuable to it upon exercise of a common stock purchase warrant dated March 31, 1999 it acquired from us in consideration for consulting services provided to us in connection with the issuance of the series B convertible preferred stock to KAI. This prospectus covers the resale by Brighton Capital Ltd. of up to 30,000 shares of common stock.

       FSC Corp. is offering shares of common stock, which are issuable to it upon exercise of a common stock purchase warrant dated March 31, 1999 it acquired from us pursuant to a Loan and Securities Agreement dated March 31, 1999 by and between us and BankBoston, N.A., of which FSC Corp. is an affiliate. This prospectus covers the resale by FSC Corp. of up to 211,000 shares of common stock.

       S3 Incorporated is offering shares of common stock, which are issuable to it upon exercise of a common stock purchase warrant dated April 26, 1999 it acquired from us in conjunction with the successful partnership effort between us and S3 Incorporated relating to a design award on a major OEM.
  This prospectus covers the resale by S3 Incorporated of up to 300,000 acquired shares of common stock.

       In addition to covering the resale of the above mentioned shares of common stock, this prospectus covers an indeterminate number of additional shares as may from time to time become issuable upon conversion of the series A and series B preferred stock or upon exercise of the four common stock purchase warrants by reason of stock splits, stock dividends and other similar transactions, but does not cover an indeterminate number of shares of common stock based on the conversion formulae of the series A and series B preferred stock.

       In accordance with the registration rights granted to each selling stockholder, we agreed to register their shares under the Securities Act of 1933, and we have filed a Registration Statement on Form S-3 with the SEC.
  The Registration Statement covers the resale of the common stock from time to time on the Nasdaq National Market or in privately-negotiated transactions. This prospectus forms a part of the Registration Statement. We have also agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep such Registration Statement effective until no longer required for the selling stockholders to sell their shares.

       The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

       . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

       . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

       . purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

       . an exchange distribution in accordance with the rules of the applicable exchange,

       .  privately negotiated transactions,

       .  short sales,

       . broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

       .  a combination of any such methods of sale, and

       .  any other method permitted pursuant to applicable law.

       The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

       The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

       Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

       The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

       We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.



       In order to comply with the securities laws of certain states, the shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be offered or sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.



       Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities and Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholder or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

       These shares were originally issued to the selling stockholders pursuant to an exemption from the registration requirements under Sections 4(2) or 3(a)(9) of the Securities Act of 1933 or otherwise.


                                 LEGAL MATTERS

       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts, will deliver its opinion that the shares of common stock offered in this prospectus have been validly issued and are fully paid and non-assessable.


                                    EXPERTS

       The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended January 2, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         You should rely only on the                             Number Nine
        information contained in this                         Visual Technology
        prospectus.  We have not                                 Corporation
        authorized anyone to provide you
        with information different from                     4,258,137 shares of
        that contained in this prospectus.                      Common Stock
        The selling stockholders are
        offering to sell and seeking                      -----------------------
        offers to buy shares of our common                      PROSPECTUS
        stock only in jurisdictions where                 -----------------------
        offers and sales are permitted.
        The information contained in this
        prospectus is accurate only as of
        May 27, 1999.  You should
        not assume that this prospectus is
        accurate as of any other date.

               TABLE OF CONTENTS


                                                 Page
                                                 ----
Prospectus Summary.........................         2
Risk Factors...............................         3
Where to Find More Information.............         9
Incorporation of Documents by Reference....        10
Forward Looking Statements.................        10
Use of Proceeds............................        11
Dividend Policy............................        11
Selling Stockholders.......................        11
Plan of Distribution.......................        14
Legal Matters..............................        16
Experts....................................        16


                                                                         ________, 1999
=====================================================

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 14.  Other Expenses of Issuance and Distribution

       The following table sets forth the Company's estimates (other than the SEC and Nasdaq registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

Item                                                        Amount
-----                                                      --------
 SEC registration fee.............................               $ 2,940.94
 Nasdaq listing fee...............................                47,220.00
 Legal fees and expenses..........................                12,000.00
 Accounting fees and expenses.....................                10,000.00
 Miscellaneous fees and expenses..................                   839.06
                                                             --------------
 Total............................................               $73,000.00
                                                             --------------


  Item 15.  Indemnification of Directors and Officers.

       Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

       Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

       Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

       The Restated Certificate of Incorporation and Restated By-laws of the Company provide for indemnification of the Company's directors and officers to the fullest extent permitted by law. The Restated By-laws also permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or controlling persons of the Company pursuant to the Company's Restated Certificate of Incorporation, its Restated By-laws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

       As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

  Item 16.  Exhibits and Financial Statement Schedules

(a)    Exhibits.

            4.1 Restated Certificate of Incorporation of the Company (Filed as an Exhibit to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 filed with the Securities and Exchange Commission on August 15, 1995 and incorporated herein by reference)

            4.2 Restated By-laws of the Company, as amended (Filed as an Exhibit to the Quarterly Report on Form 10-Q for the quarter ended April 3, 1999 filed with the Securities and Exchange Commission on May 18, 1999 and incorporated herein by reference)

            4.3 Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock. (Filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 1999 filed with the Securities and Exchange Commission on April 2, 1999 and incorporated herein by reference)

            4.4 Certificate of Designation, Preferences and Rights of the Series B Convertible Preferred Stock and Certificate of Correction to the Certificate of Designation, Preferences and Rights of the Series B Convertible Preferred Stock. (Filed as an Exhibit to the Registrant's Current Report on Form 8-K for the March 31, 1999 event filed with the Securities and Exchange Commission on April 12, 1999 and incorporated herein by reference)

            5.1* Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality

            23.1  Consent of PricewaterhouseCoopers LLP

            23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1)

            24.1* Power of Attorney (included on signature page)

  _________________________________
  *Previously filed with the Securities and Exchange Commission on April 30, 1999.

  Item 17.  Undertakings

       (a) The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (d) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Lexington and Commonwealth of Massachusetts on the 28th day of May, 1999.

                                 NUMBER NINE VISUAL TECHNOLOGY CORPORATION

                                 By:   /s/Timothy J. Burns
                                    -----------------------
                                      Timothy J. Burns
                                      Chief Financial Officer

       Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to its Registration Statement has been signed below by the following persons and in the capacities indicated on the 28th day of May, 1999.


             Signature                            Title                                Date
             ---------                            -----                                ------


   /s/ Wallace E. Smith                   Chief Executive Officer                    May 28, 1999
-----------------------------------       (Principal Executive Officer)
       Wallace E. Smith


 *_________________________________       Chief Operating Officer                    May 28, 1999
   William Ralph

   /s/ Timothy J. Burns                   Chief Financial Officer                    May 28, 1999
-----------------------------------       (Principal Financial and Accounting
   Timothy J. Burns                       Officer)

*__________________________________       Chief Executive Officer and Director       May 28, 1999
   William H. Thalheimer

*__________________________________       Director                                   May 28, 1999
   Stanley W. Bialek

*-----------------------------------      Director                                   May 28, 1999
   Dr. Fouad H. Nader

  *By executing his name hereto, Timothy J. Burns is signing this document on behalf of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

                            By: /s/ Timothy J. Burns
                                -----------------------
                                Timothy J. Burns
                                Attorney-in-Fact

                                 EXHIBIT INDEX

       Exhibit
       Number                           Exhibit
       ------                           -------

        4.1 Restated Certificate of Incorporation of the Company (Filed as an Exhibit to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 filed with the Securities and Exchange Commission on August 15, 1995 and incorporated herein by reference.)

        4.2 Restated By-laws of the Company, as amended (Filed as an Exhibit to the Quarterly Report on Form 10-Q for the quarter ended April 3, 1999 filed with the Securities and Exchange Commission on May 18, 1999 and incorporated herein by reference.)

        4.3 Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock. (Filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 1999 filed with the Securities and Exchange Commission on April 2, 1999 and incorporated herein by reference.)

        4.4 Certificate of Designation, Preferences and Rights of the Series B Convertible Preferred Stock and Certificate of Correction to the Certificate of Designation, Preferences and Rights of the Series B Convertible Preferred Stock. (Filed as an Exhibit to the Registrant's Current Report on Form 8-K for the March 31, 1999 event filed with the Securities and Exchange Commission on April 12, 1999 and incorporated herein by reference)

        5.1* Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality

        23.1      Consent of PricewaterhouseCoopers LLP

        23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1)

        24.1*     Power of Attorney (included on signature page)

---------------------------------
* Previously filed with the Securities and Exchange Commission on April 30,
1999.